November 10, 2021

Via Edgar Only

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Iveda Solutions, Inc.
Registration Statement on Form 10-12G
Filed on September 23, 2021
File No. 000-53285

To Whom It May Concern:

Please be advised that the undersigned is the duly elected Chief Executive Officer of Iveda Solution, Inc. (the “Registrant”).

Having been advised that the Commission has no further comments to the Registrant’s Registration Statement on Form 10-12G (File No. 000-53285) originally filed on September 23, 2021, as amended (the “Registration Statement”), and in accordance with Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder, the Registrant hereby requests acceleration of the effective date of the Registration Statement to Friday, November 12, 2021 at 4:00 p.m., or as soon thereafter as practicable.

The Registrant hereby acknowledges that :

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ David Ly

David Ly
Chief Executive Officer